Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Costco Wholesale Corporation:

We consent to the use of our reports dated October 14, 2011, with respect to the consolidated balance sheets of Costco Wholesale Corporation as of August 28, 2011 and August 29, 2010, and the related consolidated statements of income, equity and comprehensive income, and cash flows for each of the 52-week periods ended August 28, 2011, August 29, 2010 and August 30, 2009, and the effectiveness of internal control over financial reporting as of August 28, 2011, which reports appear in the August 28, 2011 annual report on Form 10-K of Costco Wholesale Corporation.

/s/ KPMG LLP

Seattle, Washington

March 16, 2012